March 7, 2025
VIA EDGAR

Lauren Hamilton
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Cantor Select Portfolios Trust (the “Trust”); File Nos. 333-262101 and 811-23774

Dear Ms. Hamilton:

On February 5, 2025, you provided comments by telephone to Tanya Boyle to the annual report and related filings for the period ended September 30, 2024 of the Cantor Fitzgerald Equity Dividend Plus Fund, Cantor Fitzgerald Large Cap Focused Fund, and Cantor Fitzgerald International Equity Fund, each a series of the Trust (the “Funds”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized DLA Piper LLP to make on behalf of the Trust.

Comment 1. In the N-PORT filing for each series for the period ended September 30, 2024, the Staff notes that the information provided in Item B.5 contains returns that differ greatly from class to class within a fund each month (high variance between classes in same fund). Please supplementally confirm that the information presented reflects accurate return information by class for each monthly period. If the return information is not accurate, please amend the filings to correct the information presented.

Response. The fund accountant has confirmed to the Trust that the information presented for each Fund is accurate as reported.

Comment 2. The Staff notes that an amended N-CEN was filed on 12/13/24. Please supplementally explain the reason for the amended filing.

Response. The box indicating that the N-CEN was being filed for all series was inadvertently selected on the original filing, which included two series that have different fiscal year ends than the Funds and should not have been included in the filing. The amended N-CEN was filed to limit the filing to the three series for which it was being filed.

Comment 3. On the N-CEN, the Cantor Fitzgerald International Equity Fund indicated that it hired an adviser and sub-adviser during the period. Please confirm a shareholder vote was obtained in accordance with section 15.

Response. The vote of the initial shareholder was obtained in accordance with Section 15 of the 1940 Act. The hiring of the adviser and sub-adviser referenced in the filing was the initial hiring of the respective advisers.

March 7, 2025

Page Two

Comment 4. In the annual financial statements, the Staff notes that 8.5% of the Cantor Fitzgerald Equity Dividend Plus Fund was invested in the Fidelity Government Portfolio. Please supplementally confirm that the one basis point of acquired fund fees and expenses shown in the 2/1/25 prospectus was calculated in accordance with the requirements of Form N-1A.

Response. The fund accountant has confirmed to the Fund that the AFFE was calculated in accordance with the requirements of Form N-1A.

Comment 5. In the TSR for the Class A shares of the Cantor Fitzgerald International Equity Fund, the line graph presented for Class A does not disclose that the information shown is presented with a sales load the way it does for the other funds. Please supplementally confirm that the fund will comply with the requirements of Item 27(a), subsection d.2, instruction 2 of Form N-1A going forward. conform with N-1A requirements going forward.

Response. The Fund will comply with the N-1A requirements going forward.

Comment 6. The Staff notes that the disclosure regarding open options contracts written does not include all the information required by Regulation S-X 12-13, column A-G, as the counterparty was not included.

Response. The Fund will provide the required disclosure going forward.

Comment 7. The disclosure in Item 10 and Item 11 of Form N-CSR indicates that the required information is included in Item 7 of Form N-CSR. Please explain supplementally how this cross reference complies with the requirements of Item 10 and Item 11 and the SEC’s FAQ #3 on the TSR.

Response. The Trust will include the disclosure required by Item 10 and Item 11 with those items going forward instead of cross referencing the disclosure.

If you have any questions or comments, please contact the undersigned at 404-736-7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle